Faegre Drinker Biddle & Reath LLP

320 South Canal Street

Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

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www.faegredrinker.com

August 31, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (the “Fund”) (Registration Nos. 333-266664 and 811-23586)

Dear Ms. Hamilton:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 4, 2023 relating to the Fund’s June 30, 2022 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission on Form N-CSR on September 8, 2022 (and as amended on September 9, 2022). For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please explain why the notes to the financial statements do not include all required related-party disclosures, such as the terms of settlement. Please see ASC 850-10-50-1.

Response: The Fund confirms that the notes to the financial statements will include all required related-party disclosures in compliance with ASC 850-10-50-1 on a going forward basis.

2.	Comment: The Staff notes that the derivative instruments disclosure on page 30 of the Annual Report indicates that the open futures contracts are in a loss position, which is inconsistent with the information that is presented in the Schedule of Investments. For example, disclosure shows the effects of derivatives on the Statement of Assets and Liabilities balance sheet location as a net unrealized depreciation on futures contracts. The associated tickmark on page 30 of the Annual Report indicates that the value presented includes cumulative loss on open futures contracts. Further, the effects of derivative instruments on the Statement of Operations location indicates a net realized loss on futures contracts, which is inconsistent with the Statement of Operations, which indicates a realized gain for the period. Please explain these discrepancies to the Staff supplementally.

Response: The language within the derivative instruments disclosure on page 30 of the Annual report contains the correct numerical gains/appreciation as referenced in the Statement of Assets and Liabilities and Statement of Operations but incorrectly indicates “losses” and “depreciation.” The Fund confirms it will ensure the verbiage reflects the correct gain/loss and appreciation/depreciation on a going forward basis.

3.	Comment: According to the Statement of Changes in Net Assets, the Fund had a return of capital distribution. Please confirm that there is no reference to yield or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures and/or website disclosures as those terms may be misinterpreted as income.

Response: The Fund confirms that it will remove any references to yield or dividends when describing distributions that may contain return of capital distributions from its marketing materials, financial statement disclosures and/or website disclosures on a going forward basis.

4.	Comment: It appears that the N-CSR for the period ended June 30, 2022 refers to a “quarter covered by the report” per the disclosure within Item 11(b). Please utilize the language provided by Item 11(b) in Form N-CSR on a going forward basis, which refers to the period covered by the report. Please confirm in correspondence that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

Response: The Fund confirms that it will comply with the disclosure required by Item 11(b) to Form N-CSR on a going forward basis. The Fund further confirms that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

5.	Comment: The Fund filed an amendment to the Annual Report on Form N-CSR on September 9, 2022 but did not include an explanatory note. Please supplementally provide the reason for the amended filing and ensure all future amendments include an explanatory note going forward.

Response: The Fund confirms that the filing was amended on September 9, 2022 to tag the financial statements using Inline eXtensible Business Reporting Language (iXBRL) tagging. The Fund further confirms that it will include the requested explanatory note for any future amendments.

We trust that the foregoing is responsive to your comments. Please contact me at (312) 569-1107 if you have any questions regarding the Fund’s responses.

Very truly yours,

/s/ David L. Williams
David L. Williams